Exhibit 99.1

Absolute Software Named a Leader in the Summer G2 Grid Reports for Endpoint

Management and Zero Trust Networking

Marks fourteenth consecutive quarter as highly rated Endpoint Management solution provider and fourth consecutive quarter as leading Zero Trust Networking provider

VANCOUVER, British Columbia and SAN JOSE, Calif. — July 13, 2023 — Absolute Software™ (Nasdaq: ABST) (TSX: ABST), the only provider of intelligent, self-healing security solutions, today announced that it has been named a Leader in the Summer 2023 Grid® Reports for Endpoint Management and Zero Trust Networking published by G2, the world’s largest and most trusted software marketplace.

This marks the fourteenth consecutive quarter that Absolute Secure Endpoint has ranked in the highest quadrant for Endpoint Management solution, and the fourth consecutive quarter that Absolute Secure Access has been recognized as a leading Zero Trust Networking solution—based on user ratings from verified G2 users and high levels of customer satisfaction. To be named a Market Leader, products must be highly rated by users who have been G2 verified and have substantial market presence scores.

“Hybrid/remote work schedules have added many new risks to users accessing the corporate network remotely; many of these risks are rated high or very high,” says one Absolute Secure Access user. “One way of mitigating the risk is Zero Trust Network Access… Several zero-trust tools are available in the market now; Absolute Secure Access is an attractive choice for customers for its features, simple licensing process and cost-effectiveness.”

Another Absolute Secure Endpoint user shares, “Overall, I would highly recommend Absolute Secure Endpoint to anyone looking for top notch endpoint security software. Their products are excellent, their customer service is outstanding, and they truly care about the security of their customers’ endpoints.”

“To continue to be recognized by our customers as a leading security solution provider and, more importantly, as a trusted partner quarter after quarter is an incredible honor,” said Matt Meanchoff, Chief Customer Officer at Absolute. “Our top priority remains empowering organizations across the globe with the critical, self-healing capabilities needed to strengthen cyber resiliency, and operate confidently and securely in the work-from-anywhere era.”

Embedded in the firmware of more than 600 million devices, Absolute’s patented Persistence® technology provides a permanent digital connection to every endpoint. Absolute Secure Endpoint delivers intelligence into device and application health, enabling IT and security teams to ensure that endpoints remain compliant and mission-critical security controls remain operational. Purpose-built for hybrid and mobile work models, Absolute Secure Access provides resilient network connectivity for users to securely access critical resources in the public cloud, private data centers, and on-premises, and empowers IT teams to adopt a ZTNA security approach while actively improving the end user experience.

Download the full G2 Summer 2023 Grid Report for Endpoint Management here and the Grid Report for Zero Trust Networking here. To see what G2 users have to say about Absolute Secure Endpoint or to leave a review, visit here. To see what G2 users have to say about Absolute Secure Access or to leave a review, visit here.

About Absolute Software

Absolute Software (NASDAQ: ABST) (TSX: ABST) is the only provider of self-healing, intelligent security solutions. Embedded in more than 600 million devices, Absolute is the only platform offering a permanent digital connection that intelligently and dynamically applies visibility, control and self-healing capabilities to endpoints, applications, and network connections—helping customers to strengthen cyber resilience against the escalating threat of ransomware and malicious attacks. Trusted by nearly 21,000 customers, G2 recognized Absolute as a Leader for the fourteenth consecutive quarter in the Summer 2023 Grid® Report for Endpoint Management and for the fourth consecutive quarter in the Grid Report for Zero Trust Networking.

©2023 Absolute Software Corporation. All rights reserved. ABSOLUTE, the ABSOLUTE logo, and NETMOTION are registered trademarks of Absolute Software Corporation or its subsidiaries. Other names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

For more information, please contact:

Media Relations

Becki Levine

press@absolute.com

858-524-9443

Investor Relations

Joo-Hun Kim

IR@absolute.com

212-868-6760